SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No.     )*

Laureate Education, Inc.

(Name of Issuer)

Class A common stock, par value $0.004 per share

(Title of Class of Securities)

518613203

(CUSIP Number)

M. Avi Epstein

c/o Sterling Partners

401 N. Michigan Avenue

Suite 3300

Chicago, IL  60611

(312) 465-7000

With a copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois  60661

(312) 902-5493

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Fund Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889(1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889(1)(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889(1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%(3)

14	Type of Reporting Person PN

(1) Represents shares of Class A common stock (“Class A Common Stock”) of Laureate Education, Inc. (the “Issuer”) issuable upon the conversion of an equal number of shares of Class B Common Stock of the Issuer (“Class B Common Stock”) held directly by Sterling Fund Management, LLC (“SFM”).  Douglas L. Becker, Steven M. Taslitz and R. Christopher Hoehn-Saric are the managers of SFM.

(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the election of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(3) Based on an aggregate of 35,013,889 shares of Class A Common Stock, which includes (i) 35,000,000 shares of Class A Common Stock issued upon the closing of the initial public offering (“IPO”) of the Issuer on February 6, 2017 and (ii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(4)(5)

	9	Sole Dispositive Power 2,020,473(5)(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(4)(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(7)

14	Type of Reporting Person PN

(4) Includes 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock held directly by Wengen Alberta, Limited Partnership (“Wengen”), whose general partner is Wengen Investments Limited (the “Wengen GP”). Certain investors, including, but not limited to, certain investment funds and other persons affiliated with or managed by SFM (including the Reporting Persons) (collectively, “Sterling”), Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Point72 Asset Management, L.P. (“CPV”), Bregal Investments, Inc. (“Bregal”), StepStone Group LP and Snow Phipps Group, LLC (collectively, the “Wengen Investors”), have interests in the Issuer through Wengen. Certain Wengen Investors (including the Reporting Persons) have designated representatives who serve on the board of directors of Wengen GP.  Each investor of Wengen has the ability to direct Wengen GP with respect to the portion of securities of the Issuer owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to (i) the disposition of such securities, subject to certain limitations, and (ii) voting on Extraordinary Transactions (as defined in Item 6).  Wengen GP is entitled to vote shares of the Issuer held directly by Wengen for all other matters without direction from investors in Wengen (although Wengen is obligated to vote in favor of directors of the Issuer designated by each of Sterling, KKR, CPV and Bregal, as well as (a) directors chosen by a majority in interest of the investors in Wengen and (b) Mr. Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer).  Accordingly, the Wengen Investors that have designated representatives serving on the board of directors of Wengen GP (including the Reporting Persons) may be deemed to share voting power over all of the shares of the Issuer held by Wengen. See Items 5 and 6.

(5) See footnote 2.

(6) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Capital Partners II, L.P. (“SCP II LP”) in Wengen.  SC Partners II, L.P. (“SC Partners II”) is the sole general partner of SCP II LP, and Sterling Capital Partners II, LLC (“SCP II LLC”) is the sole general partner of SC Partners II.   Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP II LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP II LP. See Item 6.

(7) Based on an aggregate of 161,189,616 shares of Class A Common Stock, which includes (i) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO of the Issuer on February 6, 2017 and (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SC Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(8)(9)

	9	Sole Dispositive Power 2,020,473(9)(10)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616 (8)(9)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(11)

14	Type of Reporting Person PN

(8) See footnote 4.

(9) See footnote 2.

(10) See footnote 6.

(11) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(12)(13)

	9	Sole Dispositive Power 2,020,473(13)(14)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(12)(13)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(15)

14	Type of Reporting Person PN

(12) See footnote 4.

(13) See footnote 2.

(14) See footnote 6.

(15) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(16)(17)

	9	Sole Dispositive Power 3,232,757(17)(18)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(16)(17)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(19)

14	Type of Reporting Person PN

(16) See footnote 4.

(17) See footnote 2.

(18) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Capital Partners III, L.P. (“SCP III LP”) in Wengen.  SC Partners III, L.P. (“SC Partners III”) is the sole general partner of SCP III LP, and Sterling Capital Partners III, LLC (“SCP III LLC”) is the sole general partner of SC Partners III.   Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP III LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP III LLC. See Item 6.

(19) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SC Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(20)(21)

	9	Sole Dispositive Power 3,232,757(21)(22)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(20)(21)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(23)

14	Type of Reporting Person PN

(20) See footnote 4.

(21) See footnote 2.

(22) See footnote 18.

(23) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(24)(25)

	9	Sole Dispositive Power 3,232,757(25)(26)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(24)(25)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(27)

14	Type of Reporting Person PN

(24) See footnote 4.

(25) See footnote 2.

(26) See footnote 18.

(27) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Affiliate, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(28)(29)

	9	Sole Dispositive Power 2,202,188(29)(30)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(28)(29)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(31)

14	Type of Reporting Person PN

(28) See footnote 4.

(29) See footnote 2.

(30) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of SP-L Affiliate, LLC (“SP-L Affiliate”) in Wengen.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Affiliate.

(31) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(32)(33)

	9	Sole Dispositive Power 1,345,292(33)(34)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(32)(33)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(35)

14	Type of Reporting Person PN

(32) See footnote 4.

(33) See footnote 2.

(34) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate, LP (“Sterling Laureate”) in Wengen.  SP-L Management III, LLC (“SP-L Management III”) is the general partner of Sterling Laureate, and SP-L Parent, LLC (“SP-L Parent”) is the general partner of SP-L Management III.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. See Item 6.

(35) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(36)(37)

	9	Sole Dispositive Power 1,345,292(37)(38)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(36)(37)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(35)

14	Type of Reporting Person PN

(36) See footnote 4.

(37) See footnote 2.

(38) See footnote 34.

(39) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate Executives Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(40)(41)

	9	Sole Dispositive Power 523,027(41)(42)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(40)(41)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(43)

14	Type of Reporting Person PN

(40) See footnote 4.

(41) See footnote 2.

(42) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate Executives Fund, LP (“Sterling Executives Fund”) in Wengen.  SP-L Management IV, LLC (“SP-L Management IV”) is the general partner of Sterling Executives Fund, and SP-L Parent is the general partner of SP-L Management IV.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. See Item 6.

(43) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(44)(45)

	9	Sole Dispositive Power 523,027(45)(46)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(44)(45)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(47)

14	Type of Reporting Person PN

(44) See footnote 4.

(45) See footnote 2.

(46) See footnote 42.

(47) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate Rollover, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(48)(49)

	9	Sole Dispositive Power 255,622(49)(50)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(48)(49)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(51)

14	Type of Reporting Person PN

(48) See footnote 4.

(49) See footnote 2.

(50) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate Rollover, LP (“Sterling Rollover”) in Wengen.  SP-L Management V, LLC (“SP-L Management V”) is the general partner of Sterling Rollover, and SP-L Parent is the general partner of SP-L Management V.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. See Item 6.

(51) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(52)(53)

	9	Sole Dispositive Power 255,622(53)(54)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(52)(53)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(55)

14	Type of Reporting Person PN

(52) See footnote 4.

(53) See footnote 2.

(54) See footnote 50.

(55) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Parent, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(56)(57)

	9	Sole Dispositive Power 2,123,941(57)(58)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(56)(57)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(59)

14	Type of Reporting Person PN

(56) See footnote 4.

(57) See footnote 2.

(58) See footnotes 34, 42 and 50.

(59) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Douglas L. Becker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 127,062,870(60)(61)(62)(63)

	9	Sole Dispositive Power 859,905(60)(61)(64)

	10	Shared Dispositive Power 2,216,077(60)(63)(65)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,062,870(60)(61)(62)(63)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.4%(66)

14	Type of Reporting Person IN

(60) See footnote 2.

(61) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 842,258 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 17,107 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to Performance Share Units (“PSUs”) under the Issuer’s 2013 Long-Term Incentive Plan.

(62) See footnote 4.

(63) See footnote 1.

(64) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 276 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(65) See footnote 30.

(66) Based on an aggregate of 162,905,668 shares of Class A Common Stock, which includes (i) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO of the Issuer on February 6, 2017, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen (including the shares of Class B Common Stock attributable to the pro rata ownership interests in Wengen described herein), (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 842,258 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 17,107 shares of Class A Common Stock that are issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons The Irrevocable BBHT II IDGT

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(67)(68)

	9	Sole Dispositive Power 1,104(68)(69)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(67)(68)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(70)

14	Type of Reporting Person OO

(67) See footnote 4.

(68) See footnote 2.

(69) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of the Irrevocable BBHT II IDGT (the “BBHT Trust”) in Wengen (the “BBHT Indirect Issuer Shares”).  Marianne Schmidt Hellauer, the trustee of the BBHT Trust, has voting and dispositive power over the BBHT Indirect Issuer Shares.

(70) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons DLB Irrevocable Telecom Trust u/a/d/ 1/3/05

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(71)(72)

	9	Sole Dispositive Power 1,101(72)(73)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(71)(72)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(74)

14	Type of Reporting Person OO

(71) See footnote 4.

(72) See footnote 2.

(73) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of the DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 (the “DLB Trust”) in Wengen (the “DLB Indirect Issuer Shares”).  Marianne Schmidt Hellauer, the trustee of the DLB Trust, has voting and dispositive power over the DLB Indirect Issuer Shares.

(74) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Steven M. Taslitz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 127,062,869(75)(76)(77)(78)

	9	Sole Dispositive Power 861,007(75)(78)(79)(80)

	10	Shared Dispositive Power 9,593,248(75)(77)(81)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,062,869(75)(85)(76)(77)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.4%(82)

14	Type of Reporting Person IN

(75) See footnote 2.

(76) See footnote 4.

(77) See footnote 1.

(78) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 842,257 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 17,107 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(79) Includes 1,104 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of KJT 2013 Gift Trust (the “KJT Trust”) in Wengen.  Mr. Taslitz is the sole trustee of the KJT Trust, with sole voting and dispositive power over the securities held by the KJT Trust, and, along with his adult children, is a beneficiary of the KJT Trust.

(80) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class A Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class A Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(81) See footnotes 6, 18, 30, 34, 42 and 50.

(82) Based on an aggregate of 162,062,869 shares of Class A Common Stock, which includes (i) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO of the Issuer on February 6, 2017, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 842,257 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 17,107 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons KJT 2013 Gift Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(83)(84)

	9	Sole Dispositive Power 1,104(84)(85)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(83)(84)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%(86)

14	Type of Reporting Person OO

(83) See footnote 4.

(84) See footnote 2.

(85) See footnote 79.

(86) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons R. Christopher Hoehn-Saric

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 859,363(87)(88)

	8	Shared Voting Power 126,203,505(87)(89)(90)

	9	Sole Dispositive Power 859,902(87)(88)(91)

	10	Shared Dispositive Power 9,593,248(87)(90)(92)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,062,868(87)(88)(89)(90)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 78.4%(93)

14	Type of Reporting Person IN

(87) See footnote 2.

(88) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (i) 842,256 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 17,107 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(89) See footnote 4.

(90) See footnote 1.

(91) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(92) See footnotes 6, 18, 30, 34, 42 and 50.

(93) Based on an aggregate of 162,062,868 shares of Class A Common Stock, which includes (i) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO of the Issuer on February 6, 2017, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 842,256 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 17,107 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

Item 1.                                                         Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 650 S. Exeter Street, Baltimore, Maryland, 21202.

Item 2.                                                         Identity and Background.

This statement on Schedule 13D is being filed jointly on behalf of (a) Douglas L. Becker, Steven M. Taslitz, R. Christopher Hoehn-Saric (collectively with Messrs. Becker and Taslitz, the “Reporting Individuals”), (b) The Irrevocable BBHT II IDGT (the “BBHT Trust”), DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 (the “DLB Trust” and together with the BBHT Trust, the “Becker Trusts”) and KJT 2013 Gift Trust (the “KJT Trust” and collectively with the Becker Trusts, the “Reporting Trusts”), (c) Sterling Fund Management, LLC (“SFM”), Sterling Capital Partners II, L.P. (“SCP II LP”), SC Partners II, L.P. (“SC Partners II”), Sterling Capital Partners II, LLC (“SCP II LLC”), Sterling Capital Partners III, L.P. (“SCP III LP”), SC Partners III, L.P. (“SC Partners III”), Sterling Capital Partners III, LLC (“SCP III LLC”), SP-L Affiliate, LLC (“SP-L Affiliate”), SP-L Parent, LLC (“SP-L Parent”), SP-L Management III, LLC (“SP-L Management III”), SP-L Management IV, LLC (“SP-L Management IV”), SP-L Management V, LLC (“SP-L Management V”), Sterling Laureate, LP (“Sterling Laureate”), Sterling Laureate Executives Fund, LP (“Sterling Executives Fund”), and Sterling Laureate Rollover, LP (“Sterling Rollover” and, collectively with SFM, SCP II LP, SC Partners II, SCP II LLC, SCP III LP, SC Partners III, SCP III LLC, SP-L Affiliate, SP-L Parent, SP-L Management III, SP-L Management IV, SP-L Management V, Sterling Laureate, Sterling Executives Fund, the “Reporting Entities”). A Joint Filing Agreement among the Reporting Individuals, the Reporting Trusts and the Reporting Entities (collectively, the “Reporting Persons”) is attached hereto as Exhibit A. As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

The identity and background for each Reporting Person is set forth below:

Name:	Douglas L. Becker
Business Address:	c/o Laureate Education, Inc.
650 S. Exeter Street, Baltimore, Maryland 21202
Principal Occupation:	Chairman and Chief Executive Officer of the Issuer, a provider of higher education programs and services
Citizenship:	U.S.A.

Name:	Steven M. Taslitz
Business Address:	c/o Sterling Partners
401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611
Principal Occupation:	Senior Managing Director of Sterling Partners, principally engaged in the business of investing in equity securities
Citizenship:	U.S.A.

Name:	R. Christopher Hoehn-Saric
Business Address:	c/o Sterling Partners
401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611
Principal Occupation:	Senior Managing Director of Sterling Partners, principally engaged in the business of investing in equity securities
Citizenship:	U.S.A.

Each of the Becker Trusts was formed in Florida.  The principal address of each of the Becker Trusts is c/o DLA Piper LLP (US), 200 S. Biscayne Blvd., Suite 2300, Miami, Florida 33131.  Mr. Becker is the sole beneficiary of the GST Trust, and Mr. Becker’s spouse and descendants are the beneficiaries of the BBHT Trust and the DLB Trust.  Marianne Schmitt Hellauer is the trustee of each of the Becker Trusts, with sole voting and dispositive power over the securities held by each of the Becker Trusts, and is a partner at the law firm of DLA Piper LLP (US), 6225 Smith Avenue, Baltimore, MD 21209-3600 and a citizen of the U.S.A. During the last five years, to the knowledge of Mr. Becker, Ms. Hellauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The KJT Trust was formed in Florida.  The principal address of the KJT Trust is 120 Ocean Blvd., Unit 900, Miami Beach, Florida 33139. Mr. Taslitz is the sole trustee of the KJT Trust, with sole voting and dispositive power over the securities held by the KJT Trust, and, along with his adult children, is a beneficiary of the KJT Trust.

Each of the Reporting Trusts is principally engaged in the management of investments for the benefit of their respective beneficiaries.

SFM is a Delaware limited liability company that is managed by Messrs. Becker, Taslitz and Hoehn-Saric.

SCP II LP is a Delaware limited partnership whose general partner is SC Partners II, a Delaware limited partnership. SCP II LLC, a Delaware limited liability company, is the general partner of SC Partners II. SCP II LLC is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by SCP II LP. See Item 6.

SCP III LP is a Delaware limited partnership whose general partner is SC Partners III, a Delaware limited partnership. SCP III LLC, a Delaware limited liability company, is the general partner of SC Partners III. SCP III LLC is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by SCP III LP. See Item 6.

SP-L Affiliate is a Delaware limited liability company that is managed by Messrs. Becker, Taslitz and Hoehn-Saric.

Sterling Laureate is a Delaware limited partnership whose general partner is SP-L Management III, a Delaware limited liability company.  SP-L Parent, a Delaware limited liability company (“SP-L Parent”), is the general partner of SP-L Management III and is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by Sterling Laureate. See Item 6.

Sterling Executives Fund is a Delaware limited partnership whose general partner is SP-L Management IV, a Delaware limited liability company.  SP-L Parent is the general partner of SP-L Management IV and is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by Sterling Executives Fund. See Item 6.

Sterling Rollover is a Delaware limited partnership whose general partner is SP-L Management V, a Delaware limited liability company.  SP-L Parent is the general partner of SP-L Management V and is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by Sterling Rollover. See Item 6.

Each of the Reporting Entities (directly, indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities.  The principal address of each of the Reporting Entities is c/o Sterling Partners, 401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Statement is hereby incorporated by reference into this Item 3.

Certain investors, including certain investment funds and other investors affiliated with or managed by Sterling Fund Management, LLC (including the Reporting Persons) (together with certain of its affiliates and certain investment funds managed by it, “Sterling”), Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Point72 Asset Management, L.P. (together with its affiliates, including Cohen Private Ventures, LLC, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with Sterling, KKR, CPV, Bregal and StepStone, the “Wengen Investors”) hold interests in the Issuer through Wengen Alberta, Limited Partnership (“Wengen”).  Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout (the “2007 LBO”) for an aggregate purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.

Prior to the effectiveness of the Issuer’s registration statement on Form 8-A and the pricing of the initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer amended and restated its certificate of incorporation to authorize the designation and issuance of Class A Common Stock and Class B Common Stock, and each share of the Issuer’s then-existing outstanding common stock was exchanged for an equivalent number of shares of Class B Common Stock. Each share of Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 4.                   Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The actions contemplated by the Wengen Securityholders Agreement may result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the board of directors of the Issuer. Mr. Becker is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, and Mr. Taslitz is a director of the Issuer. In such capacities, Messrs. Becker and Taslitz are, and will continue to be, significantly involved in the affairs of the Issuer and in such capacities could take actions that relate to or would result in the matters set forth in Items 4(b) through (j) of Schedule 13D. Furthermore, as beneficial owners of Common Stock of the Issuer, on an ongoing basis, the Reporting Persons will review the Issuer’s operations, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Additionally, each of Messrs. Becker and Hoehn-Saric hold Senior Notes (as defined in Item 6), which they each may sell from time to time. Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.                   Interests in Securities of the Issuer

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 4.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 129,640,960 shares of Class A Common Stock (including 3,369,027 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker), which represents, in the aggregate, approximately 78.7% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their direct and indirect ownership of Class B Common Stock through Wengen.  Each of the Reporting Persons may be deemed to beneficially own the number and percentage of shares of the Issuer’s Class A Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover pages to this Statement.  The responses of the

Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the corresponding footnotes included therewith are incorporated herein by reference.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Messrs. Becker, Taslitz, Hoehn-Saric and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including Sterling and certain of its affiliates, may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on Extraordinary Transactions (as such term is defined below) and the disposition of such securities, subject to certain limitations.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to the Management Stockholder’s Agreements (as defined in Item 6 below) further described in Item 6 below.  Based on information provided by the Issuer, an aggregate of 1,328,366 shares of Class B Common Stock was subject to such voting proxy as of January 31, 2017.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 164,640,960 shares of Class A Common Stock, which includes (i) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO of the Issuer on February 6, 2017, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 3,369,027 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of options issued to Mr. Becker, (iv) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (v) 68,482 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees (including Messrs. Becker and Taslitz) to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholder’s Agreements.

In general, the Wengen Securityholders Agreement provides, among other things, that, until such time as Wengen and its investors collectively cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that Sterling (including the Reporting Persons), KKR, Bregal and CPV will each have the right to designate one such Wengen Director to serve on the Issuer’s board of directors, in each case, until such time as such party ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Mr. Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of Sterling, KKR, Bregal and CPV, as well as the Wengen Directors chosen by a majority in interest of the investors in Wengen, and also to vote all shares of Common Stock owned by Wengen to elect Mr. Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover page of this Statement filed by Mr. Becker do not include 12,490 shares of Class B Common Stock held directly by the 2002 GST Exempt Harvest Trust (the “GST Trust”), a trust for the benefit of certain members of Mr. Becker’s family, because (i) Ms. Hellauer serves as the sole trustee with voting and dispositive power over the securities held thereby, (ii) the GST Trust is not an investor in Wengen and (iii) the GST Trust is not a party to the Wengen Securityholders’ Agreement.  However, pursuant to the Wengen Securityholders Agreement, shares of the Issuer held by the GST Trust are included when determining (a) the number of directors Sterling will have the right to designate to serve on the board of directors of Wengen GP and (b) the number of directors Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate to serve on the Issuer’s board of directors.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover page of this Statement filed by SFM do not include any shares of the Issuer held by Wengen because SFM (i) does not hold any shares of the Issuer through Wengen and (ii) is not a party to the Wengen Securityholders’ Agreement.  However, pursuant to the Wengen Securityholders’ Agreement, shares of the Issuer held by SFM are included when determining (a) the number of directors Sterling will have the right to designate to serve on the board of directors of Wengen GP and (b) the number of directors Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate to serve on the Issuer’s board of directors.

Pursuant to an agreement (the “Founders’ Agreement”) among Messrs. Becker, Taslitz and Hoehn-Saric and one other founder of Sterling (the “Sterling Founders”), the Sterling Founders share equally, on a net after-tax basis, in certain equity securities they receive in connection with services rendered by any of them to certain entities, including the Issuer. Each Sterling Founder controls the voting and disposition of the securities allocable to such Sterling Founder.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover pages of this Statement filed by Messrs. Becker, Taslitz and Hoehn-Saric, respectively, do not include shares of Class B Common Stock held by certain investment vehicles (the “Co-Investor Vehicles”) that hold limited partnership interests in Wengen on behalf of persons that are not affiliated with SFM or any of its affiliates (the “Co-Investors”).  Under the Wengen Securityholders Agreement (as previously described in this Item 5), each Co-Investor Vehicle has the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such Co-Investor Vehicle’s pro rata ownership interest in Wengen with respect to the matters described in Item 6 (the “Issuer Pass-Through Matters”).  In turn, the organizational documents of each Co-Investor Vehicle provides that each Co-Investor has the ability to direct the relevant Co-Investor Vehicle with respect to such Co-Investor’s allocable share of the Co-Investor Vehicle’s portion of the securities of the Issuer held by Wengen with respect to the Issuer Pass-Through Matters. By virtue of the organizational documents of the Co-Investor Vehicles and general partners of the Co-Investor Vehicles (the “Co-Investor GPs”), SP-L Parent, as the general partner of the Co-Investor GPs of each of the Co-Investor Vehicles (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent), is entitled to a profits interest with respect to the Co-Investor Indirect Issuer Shares.  Messrs. Becker and Taslitz do not represent the Co-Investor Vehicles on the board of directors of the Issuer, and Messrs. Becker, Taslitz and Hoehn-Saric do not represent the Co-Investor Vehicles on the board of directors of Wengen GP.

SP-L Parent is also the general partner of each of SP-L Management III, SP-L Management IV and SP-L Management V, which, in turn, are the general partners of Sterling Laureate, Sterling Executives Fund and Sterling Rollover, respectively.  SP-L Parent may be deemed to indirectly beneficially own shares of Class B Common Stock attributable to the pro rata ownership interests of Sterling Laureate, Sterling Executives Fund and Sterling Rollover (collectively, the “SP-L Management Indirect Issuer Shares”) in Wengen. By virtue of the organizational documents of each of Sterling Laureate, Sterling Executives Fund and Sterling Rollover and their respective general partners, SP-L Parent (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent) is entitled to a profits interest with respect to the SP-L Management Indirect Issuer Shares.  SP-L Parent (and, ultimately, each of Messrs. Taslitz and Hoehn-Saric, as managers of SP-L Parent) has voting and dispositive control over the SP-L Management Indirect Issuer Shares.  Mr. Becker is also a manager of SP-L Parent, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the SP-L Management Indirect Issuer Shares. See Item 6.

Each of SC Partners II (as the general partner of SCP II L.P), SCP II, LLC (as the general partner of SC Partners II), SC Partners III (as the general partner of SCP III LP), SCP III, LLC (as the general partner of SC Partners III) and Messrs. Becker, Taslitz and Hoehn-Saric (as managers of SCP II LLC and SCP III LLC) may be deemed to be the beneficial owner of the securities held by each of SCP II LP and SCP III LP in Wengen, as described more fully in this Statement.  Mr. Becker is also a manager of SCP II LLC and SCP III LLC, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock held by SCP II LP. See Item 6.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c)                                  Except as set forth in this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(d)                                 To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the other investors in Wengen and their respective affiliates.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the IPO, Wengen and certain officers and directors of the Issuer (including Messrs. Becker and Taslitz) entered into lock-up agreements and agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (ii) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock (other than a demand under any registration rights agreement with the Issuer in effect on the date of lock-up, for registration of securities after the expiration of the lock-up), in each case, during the period from the date of the lock-up agreement continuing through the date 180 days after January 31, 2017 (the “Lock-Up Period”), except with the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by reference to full text of the form of the lock-up agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Wengen Securityholders’ Agreement

In connection with the consummation of the IPO, the Issuer entered into the Amended and Restated Securityholders Agreement, dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), with

Wengen, Wengen GP and the investors in Wengen, including the Reporting Persons that directly hold limited partnership interests in Wengen.  Such agreement will terminate with respect to any investor in Wengen at such time as such investor no longer owns any Common Stock either indirectly through Wengen or directly as a result of a distribution of shares of Common Stock from Wengen, or, following the second anniversary of the IPO, upon notice to Wengen if such investor ceases to beneficially own at least one percent of the outstanding Common Stock.

Board Designation Rights

In general, the Wengen Securityholders Agreement provides, among other things, that, until such time as Wengen and its investors collectively cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that Sterling (including the Reporting Persons), KKR, Bregal and CPV will each have the right to designate one such Wengen Director to serve on the Issuer’s board of directors, in each case, until such time as such party ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Mr. Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of Sterling, KKR, Bregal and CPV, as well as the Wengen Directors chosen by a majority in interest of the investors in Wengen, and also to vote all shares of Common Stock owned by Wengen to elect Mr. Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Transfer Rights and Restrictions

Following the conclusion of the Lockup Period described above and provided that the Preferred Priority Date (as defined below) has occurred, the Wengen Securityholders’ Agreement generally provides that (i) in connection with any sale pursuant to the Laureate Registration Rights Agreement (as defined below), unless notified by any investor in Wengen that such investor does not desire for Wengen to sell the shares of Common Stock held by Wengen attributable to such investor, Wengen GP shall cause to be registered and sold up to a number of shares of Common Stock on behalf of each investor allocable to such investor’s underlying interest in Wengen, subject to pro rata cutbacks and (ii) the investors in Wengen can, with respect to their underlying ownership of Common Stock through Wengen, (a) prior to dissolution of Wengen and assuming Wengen has obtained any approvals required by law to enable Wengen to own less than 75% of the Common Stock, cause Wengen to transfer or sell such shares of Common Stock or transfer to such investor Common Stock for purposes of a transfer or sale by such investor, subject to limitations, or, (b) in the event Wengen has been dissolved, transfer or sell the shares of Common Stock received by such investors upon such dissolution, in each case, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to a block trade or underwritten offering pursuant to the Laureate Registration Rights Agreement; provided that, in the case of certain investors in Wengen other than the Wengen Investors, any transfers not pursuant to a registration statement are subject to a maximum aggregate sales amount not to exceed one percent of the outstanding Class A Common Stock during any three month period.  The Issuer has agreed to apply for and use best efforts to obtain regulatory approvals, if applicable, to enable Wengen to be dissolved.  For a period through the third anniversary of the IPO (subject to extension for an additional one-year period), all sales of Common Stock (x) by Mr. Becker will be subject to the approval of a coordination committee of the board of directors of the Issuer (the “Coordination Committee”) and (y) by Wengen at the direction of investors in Wengen (or by investors in Wengen of shares received from Wengen), other than by Mr. Becker, will be subject to the oversight of the Coordination Committee.  The Coordination Committee will initially be composed of the Wengen Directors.  The Coordination Committee has such powers and rights as the board of directors of the Issuer may determine, including as to compliance with Rule 144 under the Securities Act and the orderly disposition of shares in connection with sales of Common Stock by investors in Wengen.

Conversion of Class B Shares

Shares of Class B Common Stock held by Wengen are convertible on a one-for-one basis into shares of Class A Common Stock (i) as determined by Wengen GP, (ii) upon transfers (other than certain transfers related to inheritance and estate planning) or (iii) in the event Wengen owns less than 15% of the Issuer’s Common Stock, in each case, in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.  As set forth in the Issuer’s Amended and Restated Certificate of Incorporation, Class A Common Stock and Class B Common Stock will also each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 15% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  The Issuer has agreed not to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation described in this paragraph without the approval of 75% in interest of the investors in Wengen.

Pass-Along Voting and Disposition Rights

The Wengen Securityholders Agreement provides that, if Wengen is requested or required to vote in its capacity as a shareholder of the Issuer on any acquisition, merger or a sale of all or substantially all of the assets of the Issuer (each, an “Extraordinary Transaction”), Wengen GP will cause Wengen to vote all of the shares of Common Stock held by it in accordance with the instructions of each Wengen Investor, as if such investor held such shares of Common Stock directly.  In addition, the agreement provides that, if Wengen is asked by the Issuer or any other person to tender or sell shares of Common Stock, Wengen must act in accordance with the instructions of each Wengen Investor as if such investor held such shares of Common Stock directly.  Further, Wengen GP shall designate the Wengen Directors (other than those designated individually by any of KKR, Sterling, Bregal or CPV), at the direction of the majority in interest of the investors in Wengen.

The foregoing description of the Wengen Securityholders Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Wengen Securityholders Agreement, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the IPO, the Issuer, Wengen, Wengen GP and the other parties thereto entered into the Amended and Restated Registration Rights Agreement, dated as of February 6, 2017 (the “Laureate Registration Rights Agreement”), pursuant to which Wengen and the investors in Wengen have been granted certain registration rights with respect to their shares of Common Stock.  The Laureate Registration Rights Agreement grants Wengen, and any investors in Wengen, acting together to demand, up to a total of ten requests in the aggregate, registration of Common Stock, so long as such investors own 10% or more of the Common Stock held by Wengen and any investors in Wengen (including following the dissolution of Wengen), in the aggregate, or expect to receive proceeds in excess of $100 million, in the aggregate (or in excess of $50 million, in the aggregate, in the case of a shelf take-down), beginning 180 days following the completion of the IPO.  In the event that the Issuer registers any of its Common Stock pursuant to the Laureate Registration Rights Agreement, Wengen, the investors in Wengen and management (pursuant to a provision in the Management Stockholder’s Agreements (defined below)) have a “piggyback right” which allows them to require the Issuer to use its reasonable best efforts to include shares of Common Stock held by them in such registration, subject to certain limitations. If requested by the managing underwriter in connection with any underwritten offering made pursuant to a registration statement filed pursuant to the Laureate Registration Rights Agreement, each party will agree not to effect any sales of securities of the Issuer or to give a demand notice, in each case, during the period commencing on the date of the request and continuing for not more than 90 days after the date of such offering, subject to an extension period, if applicable. The Laureate Registration Rights Agreement also provides for the Issuer’s payment of certain expenses in connection with the filing of any such registration statements and the indemnification of Wengen, the investors in Wengen and management in connection with the registration of their securities.

The foregoing description of the Laureate Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Laureate Registration Rights Agreement, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Preferred Stockholders Agreement

In connection with the issuance to certain investors of a new series of its Convertible Redeemable Preferred Stock, Series A (“Series A Preferred Stock”), the Issuer entered into a Stockholders Agreement, dated as of December 20, 2016 (the “Preferred Stockholders Agreement”), with Wengen and the investors party thereto.  The Preferred Stockholders Agreement provides, among other things, that the shares of Series A Preferred Stock have tag along rights with respect to any proposed transfer of shares of Common Stock by Wengen.  The tag along rights terminate upon the earlier to occur of (x) the redemption of all of the shares of Series A Preferred Stock in accordance with the terms of the Certificate of Designations governing the Series A Preferred Stock (the “Certificate of Designations”) and (y) the earlier of (A) the date on which the closing of the Issuer’s first follow-on public offering following the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount (defined in the Certificate of Designations) is consummated and (B) if then converted, the date which is 120 days (or if a registration is suspended, postponed or otherwise not available pursuant to the terms of the Series A Registration Rights Agreement (defined below), then an additional number of days equal to the length of such suspension, postponement or lack of availability) after the date on which an amount of Class A Common Stock issued upon conversion of the Series A Preferred Stock equal to or more than the Priority Amount has been registered pursuant to an effective registration statement in accordance with the terms of the Series A Registration Rights Agreement, or if earlier, the date on which at least the Priority Amount under such registration statement has been sold (the “Preferred Priority Date”).  The Preferred Stockholders Agreement provides that, until the Preferred Priority Date, (i) Wengen may not offer, sell or otherwise transfer (each, a “Transfer”) any equity securities of the Issuer and (ii) Mr. Becker may not Transfer any equity securities of the Issuer, other than equity securities of the Issuer acquired by Mr. Becker as a result of a written agreement between Mr. Becker and one or more of the Issuer, Wengen, and Wengen’s affiliates in effect on or prior to the date of the Preferred Stockholders Agreement (including the CEO Option (as defined below)).

The foregoing description of the Preferred Stockholders Agreement is qualified in its entirety by reference to the Preferred Stockholders Agreement and Certificate of Designations, which are filed as Exhibit G and H to this Schedule 13D, respectively, and incorporated by reference herein.

Series A Registration Rights Agreement

In connection with the issuance to certain investors of the Series A Preferred Stock, the Issuer entered into a Registration Rights Agreement, dated as of December 20, 2016 (the “Series A Registration Rights Agreement”), with Wengen, Mr. Becker and the investors party thereto.  Pursuant to the Series A Registration Rights Agreement, the holders of the shares of Series A Preferred Stock are entitled to certain demand registration rights following conversion of the shares or within 45 days of the shares becoming required or entitled to be converted. The holders of Series A Preferred Stock also have certain piggyback registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

For underwritten offerings, the holders of the Series A Preferred Stock have priority to participate in any demand or piggyback registration up to the Priority Amount or until the Priority Amount is satisfied. Once the Priority Amount is registered or satisfied, the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights will then be included in the registration on a pro rata basis based upon the number of shares requested to be included in the offering, followed by the shares the Issuer requested to be included in the offering; provided, however, that the shares the Issuer requested to be included in the offering will have priority over the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights for underwritten piggyback registrations initiated by the Issuer.

The Issuer will bear the expenses incurred in connection with the filing of any such registration statements in connection with the exercise of demand and piggyback registration rights by the holders of the Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement is qualified in its entirety by reference to the Series A Registration Rights Agreement, which is filed as Exhibit I to this Schedule 13D and incorporated by reference herein.

Management Stockholder’s Agreements

Each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer, including Messrs. Becker and Taslitz, has entered into a stockholder’s agreement (the “Management Stockholder’s Agreements”) with the Issuer and Wengen that gives Wengen a proxy to vote such holder’s shares of the Issuer’s Class B Common Stock.

Subsequent to the IPO, the Management Stockholder’s Agreements permit each of the stockholders of the

Issuer who are employees or directors or former employees or directors of the Issuer to participate in any sale of the Issuer’s Common Stock by Wengen or any of the investors in Wengen that is registered under the Securities Act, subject to customary underwriters’ restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder’s Agreements expire upon a change in control of the Issuer. The registration rights also provide for the Issuer’s indemnification of the stockholders and their affiliates in connection with the “piggyback” registration of their securities.

The foregoing description of the Management Stockholder’s Agreements does not purport to be complete and is qualified in its entirety by reference to full text of the Form of Management Stockholder’s Agreement, which is filed as Exhibit J to this Schedule 13D and incorporated by reference herein.

Option Agreements

CEO Option

On January 31, 2017, in connection with the liquidation of profits interests in Wengen granted to Mr. Becker at the time of the 2007 LBO, Mr. Becker, the Issuer’s Chairman and Chief Executive Officer, was granted a non-statutory stock option (the “CEO Option”) to purchase an aggregate of 2,773,098 shares of the Company’s Class B Common Stock, which vested and became exercisable upon the closing of the IPO on February 6, 2017.  The exercise price of the CEO Option is equal to (i) $17.00 with respect to 50% of the shares subject to the CEO Option and (ii) $21.32 with respect to 50% of the shares subject to the CEO Option.  The CEO Option remains exercisable until December 31, 2019.  The CEO Option vested in full upon the closing of the IPO.

The foregoing description of the CEO Option does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Option Agreements, which are filed as Exhibits K and L to this Schedule 13D and incorporated by reference herein.

Unvested Options

On October 2, 2013, Mr. Becker was granted a time-vesting option exercisable for shares of Class B Common Stock (the “2013 Time-Vesting Option”), which (a) is vested (but has not yet been exercised) with respect to 595,929 shares and (b) will vest with respect to the remaining 114,601 shares of Class B Common Stock on December 31, 2017, subject to Mr. Becker’s continued employment with the Issuer (with limited exceptions for termination of employment due to death, permanent disability and qualifying termination following a change of control).  On October 2, 2013, Mr. Becker was also granted an option exercisable for shares of Class B Common Stock subject to performance-related vesting conditions (together with the 2013 Time-Vesting Option, the “2013 Options”), which, subject to the achievement of such conditions, will vest and become exercisable with respect to 45,840 shares of Class B Common Stock with respect to each of fiscal years 2016 and 2017 upon the determination that the performance conditions have been achieved.  The exercise price of each of the 2013 Options is $23.20 per share.  Each of the 2013 Options expires on October 2, 2023 (unless earlier exercised in full or terminated in accordance with its terms).

On October 25, 2016, Mr. Becker was granted an option exercisable for 114,790 shares of Class B Common Stock (the “2016 Time-Vesting Option”), which will vest on June 17, 2018, subject to Mr. Becker’s continued employment with the Issuer (with limited exceptions for termination of employment due to death, permanent disability and qualifying termination following a change of control).  On October 25, 2016, Mr. Becker was also granted an option exercisable for shares of Class B Common Stock subject to performance-related vesting conditions (together with the 2016 Time-Vesting Option, the “2016 Options”), which, subject to (i) the achievement of such conditions and (ii) Mr. Becker’s continued employment with the Issuer (with limited exceptions for termination of employment due to death, permanent disability and qualifying termination following a change of control), will vest and become exercisable on June 17, 2018 with respect to 47,477 shares of Class B Common Stock.  The exercise price of each of the 2016 Options is $23.36 per share.  Each of the 2016 Options expires on October 25, 2026 (unless earlier exercised in full or terminated in accordance with its terms).

The foregoing description of the 2013 Options and the 2016 Options does not purport to be complete and is qualified in its entirety by reference to the complete text of the Laureate Education, Inc. 2013 Long-Term Incentive Plan, the First Amendment to Laureate Education, Inc. 2013 Long-Term Incentive Plan, the Second Amendment to Laureate Education, Inc. 2013 Long-Term Incentive Plan, the 2013 Stock Incentive Plan Form of Stock Option Agreement effective as of September 11, 2013 and the 2013 Long-Term Incentive Plan Form of Stock Option

Agreement for 2016 for Named Executive Officers, respectively, which are filed as Exhibits M, N, O, P and Q, respectively, to this Schedule 13D and incorporated by reference herein.

PSUs

Pursuant to a Performance Share Units Notice (the “PSU Award”) under the Issuer’s 2013 Long-Term Incentive Plan, Mr. Becker was awarded Performance Share Units (“PSUs”), which are subject to performance-related vesting conditions.  On April 1, 2015 and April 15, 2016, respectively, 42,090 and 26,338 shares of Class B Common Stock, net of shares cancelled for tax withholding, were issued to Mr. Becker pursuant to PSUs that vested in accordance with the PSU Award.  As of the filing of this Statement, subject to the achievement of the performance-related vesting conditions described in the PSU Award, 36,253 additional PSUs will vest with respect to each of the 2016 and 2017 fiscal years.

The foregoing description of the PSU Award does not purport to be complete and is qualified in its entirety by reference to the complete text of the Laureate Education, Inc. 2013 Long-Term Incentive Plan, the First Amendment to Laureate Education, Inc. 2013 Long-Term Incentive Plan, the Second Amendment to Laureate Education, Inc. 2013 Long-Term Incentive Plan and the Form of Performance Share Units Notice, which are filed as Exhibits M, N, O and R to this Schedule 13D and incorporated by reference herein.

Senior Notes

Messrs. Becker and Hoehn-Saric were each participants in a stock-based deferred compensation arrangement (the “Stock-Based DCPs”) with the Issuer, pursuant to which the Issuer was required to make payments on September 17, 2015 (the “2015 Obligation”) and September 17, 2016 (the “2016 Obligation”), of a total of $99.7 million.  Messrs. Becker and Hoehn-Saric agreed to extend the term of the 2015 Obligation to December 31, 2015.  On December 29, 2015, the Issuer satisfied the 2015 Obligation by paying the participants a total amount of $87.1 million, including $6.1 million in interest, of which $37.1 million was paid in cash and $50.0 million was paid in the form of the Issuer’s Senior Notes due 2019 (as more fully described in the Issuer’s filing with the U.S. Securities and Exchange Commission) (the “2015 Senior Notes”), in accordance with the terms of letter agreements between the Issuer and each of Messrs. Becker and Hoehn-Saric (the “2015 Letter Agreements”).  Messrs. Becker and Hoehn-Saric also agreed to extend the term of the 2016 Obligation to December 31, 2016.  On December 30, 2016, the Issuer satisfied the 2016 Obligation by paying the participants a total amount of $18.2 million, including $0.2 million in interest, of which $7.7 million was paid in cash and $10.5 million was paid in the form of the Issuer’s Senior Notes due 2019 (as more fully described in the Issuer’s filing with the U.S. Securities and Exchange Commission) (the “2016 Notes” and together with the 2015 Senior Notes, the “Senior Notes”), in accordance with the terms of letter agreements between the Issuer and each of Messrs. Becker and Hoehn-Saric, dated as of December 30, 2016 (together with the 2015 Letter Agreements, the “Letter Agreements”).  The Senior Notes mature on September 1, 2019.

On December 29, 2015, Messrs. Becker and Hoehn-Saric entered into an Exchange and Registration Rights Agreement (the “2015 Notes Registration Rights Agreement”) with the Issuer and the other parties signatory thereto, pursuant to which the Issuer and its Guarantors (as defined in the 2015 Notes Registration Rights Agreement) agreed to file (a) a registration statement with respect to the registered offer to exchange the 2015 Senior Notes for new notes having terms substantially identical in all material respects to the 2015 Senior Notes (except that, among other things, the new notes will not contain transfer restrictions) or (b) a shelf registration statement for the resale of the 2015 Senior Notes.

On December 30, 2016, Messrs. Becker and Hoehn-Saric entered into an Exchange and Registration Rights Agreement (the “2016 Notes Registration Rights Agreement”) with the Issuer and the other parties signatory thereto, pursuant to which the Issuer and its Guarantors (as defined in the 2016 Notes Registration Rights Agreement) agreed to file (a) a registration statement with respect to the registered offer to exchange the 2016 Senior Notes for new notes having terms substantially identical in all material respects to the 2016 Senior Notes (except that, among other things, the new notes will not contain transfer restrictions) or (b) a shelf registration statement for the resale of the 2016 Senior Notes.

The foregoing description of the Stock-Based DCPs, the Senior Notes, the 2015 Notes Registration Rights Agreement and the 2016 Notes Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreements, the 2015 Notes Registration Rights Agreement and the 2016 Notes Registration Rights Agreement, which are filed as Exhibits S, T, U, V, W and X to this Schedule 13D and incorporated by reference herein.

Memorandum of Understanding

As described in Item 2 of this Statement, each of SP-L Parent, SCP II LLC and SCP III LLC (the “Management Companies”) has indirect voting and/or dispositive power (and accordingly, may be deemed to beneficially own) shares of Common Stock held by Wengen (the “Management Companies’ Laureate Shares”).  Pursuant to organizational documents of each of the Management Companies, each of the Management Companies is managed by Messrs. Becker, Taslitz and Hoehn-Saric.  Notwithstanding the terms of the LLC Agreements, Mr. Becker does not exercise voting or investment power with respect to the Management Companies’ Laureate Shares.  In order to memorialize the aforementioned, Mr. Becker entered into a Memorandum of

Understanding, effective as of the pricing of the IPO of the Issuer, with Messrs. Taslitz, Hoehn-Saric and the Management Companies, pursuant to which Mr. Becker (x) irrevocably relinquishes his rights as a manager of each of the Management Companies with respect to the Management Companies Laureate Shares and (y) authorizes Messrs. Taslitz and Hoehn-Saric to exercise such rights without the participation of Mr. Becker.  The Memorandum of Understanding remains in effect until the earliest of (a) Mr. Becker ceasing to be a manager of the Management Companies, (b) the dissolution of the Management Companies, (c) the Management Companies ceasing to beneficially own the Management Companies Laureate Shares, either directly or indirectly through Wengen and (d) 90 days after the last day of Mr. Becker’s services as an officer or a director of the Issuer.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum of Understanding, which is filed as Exhibit Y to this Schedule 13D and incorporated by reference herein.

Item 7.                   Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the Reporting Persons.

Exhibit B

Powers of Attorney (incorporated herein by reference to (a) Exhibits 24.1, 24.2, 24.3 and 24.4 to Form 3 filed by Douglas L. Becker, 2002 GST Exempt Harvest Trust, The Irrevocable BBHT II IDGT and DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 on January 31, 2017, (b) Exhibits 24.1 and 24.2 to Form 3 filed by Steven M. Taslitz and KJT 2013 Gift Trust on January 31, 2017, (c) Exhibit 24.1 to Form 3 filed by R. Christopher Hoehn-Saric on January 31, 2017, (d) Exhibits 24.1, 24.2, 24.3, 24.4, 24.5, 24.6 and 24.7 to Form 3 filed by SP-L Parent, LLC, SP-L Management III, LLC, Sterling Laureate, LP, SP-L Management IV, LLC, Sterling Laureate Executives Fund, LP, SP-L Management V, LLC and Sterling Laureate Rollover, LP on January 31, 2017 and (e) Exhibits 24.1, 24.2, 24.3, 24.4, 24.5, 24.6 24.7 and 24.8 to Form 3 filed by Sterling Fund Management, LLC, SP-L Affiliate, LLC, Sterling Capital Partners II, L.P., SC Partners II, L.P., Sterling Capital Partners II, LLC, Sterling Capital Partners III, L.P., SC Partners III, L.P. and Sterling Capital Partners III, LLC on January 31, 2017).

Exhibit C	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit D	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).

Exhibit E

Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit F

Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit G

Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit I

Form of Registration Rights Agreement by and among the Issuer, Douglas L. Becker, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit J	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit K

Stock Option Agreement, dated as of January 31, 2017, by and between the Issuer and Douglas L. Becker (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit L

Stock Option Agreement, dated as of January 31, 2017, by and between the Issuer and Douglas L. Becker (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit M	Laureate Education, Inc. 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.33 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit N	First Amendment to the Laureate Education, Inc. 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.66 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit O	Second Amendment to the Laureate Education, Inc. 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.67 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit P	2013 Stock Incentive Plan Form of Stock Option Agreement effective as of September 11, 2013 (incorporated herein by reference to Exhibit 10.34 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit Q

2013 Long-Term Incentive Plan Form of Stock Option Agreement for 2016 for Named Executive Officers (incorporated herein by reference to Exhibit 10.57 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit R	Form of Performance Share Units Notice under the Issuer’s 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.71 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit S

Letter Agreement, dated as of December 24, 2015, by and between Douglas Becker and Laureate Education, Inc. (incorporated herein by reference to Exhibit 10.37 to the Issuer’s Form S-1/A filed on January 20, 2016).

Exhibit T

Letter Agreement, dated as of December 30, 2016, by and between Douglas Becker and Laureate Education, Inc. (incorporated herein by reference to Exhibit 10.68 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit U	Letter Agreement, dated as of December 24, 2015, by and between R. Christopher Hoehn-Saric and Laureate Education, Inc.

Exhibit V	Letter Agreement, dated as of December 30, 2016, by and between R. Christopher Hoehn-Saric and Laureate Education, Inc.

Exhibit W

Exchange and Registration Rights Agreement, dated as of December 29, 2015, among Laureate Education, Inc., the Guarantors listed on the signature pages thereof and the Initial Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 4.6 to the Issuer’s Form S-4/A filed on January 20, 2016).

Exhibit X

Exchange and Registration Rights Agreement, dated as of December 30, 2016, among Laureate Education, Inc., the Guarantors listed on the signature pages thereof and the Initial Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.69 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit Y

Memorandum of Understanding, dated as of February 16, 2017, by and among Douglas L. Becker, Steven M. Taslitz, R. Christopher Hoehn-Saric, SP-L Affiliate, LLC, SP-L Parent, LLC, Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

DOUGLAS L. BECKER

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

THE IRREVOCABLE BBHT II IDGT

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

DLB IRREVOCABLE TELECOM TRUST U/A/D/ 1/3/05

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STEVEN M. TASLITZ

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

KJT 2013 GIFT TRUST

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

R. CHRISTOPHER HOEHN-SARIC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING FUND MANAGEMENT, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, L.P.

By:	SC Partners II, L.P.
Its:	General Partner

	By:	Sterling Capital Partners II, LLC
	Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS II, L.P.

By:	Sterling Capital Partners II, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, L.P.

By:	SC Partners III, L.P.
Its:	General Partner

	By:	Sterling Capital Partners III, LLC
	Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS III, L.P.

By:	Sterling Capital Partners III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L AFFILIATE, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE, LP

By:	SP-L Management III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT III, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE EXECUTIVES FUND, LP

By:	SP-L Management IV, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT IV, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE ROLLVER, LP

By:	SP-L Management V, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT V, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L PARENT, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the Reporting Persons.

Exhibit B

Powers of Attorney (incorporated herein by reference to (a) Exhibits 24.1, 24.2, 24.3 and 24.4 to Form 3 filed by Douglas L. Becker, 2002 GST Exempt Harvest Trust, The Irrevocable BBHT II IDGT and DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 on January 31, 2017, (b) Exhibits 24.1 and 24.2 to Form 3 filed by Steven M. Taslitz and KJT 2013 Gift Trust on January 31, 2017, (c) Exhibit 24.1 to Form 3 filed by R. Christopher Hoehn-Saric on January 31, 2017, (d) Exhibits 24.1, 24.2, 24.3, 24.4, 24.5, 24.6 and 24.7 to Form 3 filed by SP-L Parent, LLC, SP-L Management III, LLC, Sterling Laureate, LP, SP-L Management IV, LLC, Sterling Laureate Executives Fund, LP, SP-L Management V, LLC and Sterling Laureate Rollover, LP on January 31, 2017 and (e) Exhibits 24.1, 24.2, 24.3, 24.4, 24.5, 24.6 24.7 and 24.8 to Form 3 filed by Sterling Fund Management, LLC, SP-L Affiliate, LLC, Sterling Capital Partners II, L.P., SC Partners II, L.P., Sterling Capital Partners II, LLC, Sterling Capital Partners III, L.P., SC Partners III, L.P. and Sterling Capital Partners III, LLC on January 31, 2017).

Exhibit C	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit D	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).

Exhibit E

Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit F

Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit G

Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit I

Form of Registration Rights Agreement by and among the Issuer, Douglas L. Becker, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit J	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit K

Stock Option Agreement, dated as of January 31, 2017, by and between the Issuer and Douglas L. Becker (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit L

Stock Option Agreement, dated as of January 31, 2017, by and between the Issuer and Douglas L. Becker (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit M	Laureate Education, Inc. 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.33 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit N	First Amendment to the Laureate Education, Inc. 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.66 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit O	Second Amendment to the Laureate Education, Inc. 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.67 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit P	2013 Stock Incentive Plan Form of Stock Option Agreement effective as of September 11, 2013 (incorporated herein by reference to Exhibit 10.34 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit Q

2013 Long-Term Incentive Plan Form of Stock Option Agreement for 2016 for Named Executive Officers (incorporated herein by reference to Exhibit 10.57 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit R	Form of Performance Share Units Notice under the Issuer’s 2013 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.71 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit S

Letter Agreement, dated as of December 24, 2015, by and between Douglas Becker and Laureate Education, Inc. (incorporated herein by reference to Exhibit 10.37 to the Issuer’s Form S-1/A filed on January 20, 2016).

Exhibit T

Letter Agreement, dated as of December 30, 2016, by and between Douglas Becker and Laureate Education, Inc. (incorporated herein by reference to Exhibit 10.68 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit U	Letter Agreement, dated as of December 24, 2015, by and between R. Christopher Hoehn-Saric and Laureate Education, Inc.

Exhibit V	Letter Agreement, dated as of December 30, 2016, by and between R. Christopher Hoehn-Saric and Laureate Education, Inc.

Exhibit W

Exchange and Registration Rights Agreement, dated as of December 29, 2015, among Laureate Education, Inc., the Guarantors listed on the signature pages thereof and the Initial Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 4.6 to the Issuer’s Form S-4/A filed on January 20, 2016).

Exhibit X

Exchange and Registration Rights Agreement, dated as of December 30, 2016, among Laureate Education, Inc., the Guarantors listed on the signature pages thereof and the Initial Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.69 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit Y

Memorandum of Understanding, dated as of February 16, 2017, by and among Douglas L. Becker, Steven M. Taslitz, R. Christopher Hoehn-Saric, SP-L Affiliate, LLC, SP-L Parent, LLC, Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC.